UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Second Quarter 2026 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer

Company Contact:

Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:

Miri Segal MS-IR LLC
E-mail - msegal@ms-ir.com

Nova Reports Record Second Quarter 2026 Financial Results

REHOVOT, Israel - August 06, 2026 - Nova (Nasdaq: NVMI) today announced financial results for the second quarter, the three-month period ended June 30, 2026.

Second Quarter 2026 Highlights:

•	Record quarterly revenue of $255.0 million, 8% increase QoQ, and up 16% YoY.

•	Record GAAP net income of $75.0 million, or $2.20 per diluted share, 8% increase QoQ, and up 3% YoY.

•	Record non-GAAP net income of $86.5 million, or $2.51 per diluted share, 8% increase QoQ, and up 14% YoY.

•	Record revenue from Advanced logic devices, driven by transition to Gate-All-Around and demand for advanced nodes

•	Record revenue of Advanced Packaging solutions, driven by capacity increases across logic and memory manufacturing

GAAP Results (K)

	Q2 2026	Q1 2026	Q2 2025
Revenues	$254,958	$235,308	$219,989
Net Income	$75,010	$69,259	$68,291
Earnings per Diluted Share	$2.20	$2.04	$2.14

Non-GAAP Results (K)

	Q2 2026	Q1 2026	Q2 2025
Net Income	$86,459	$80,265	$70,400
Earnings per Diluted Share	$2.51	$2.33	$2.20

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“This quarter marks a significant milestone for Nova, surpassing $250 million in quarterly revenue and $2.50 in quarterly non-GAAP EPS, reflecting the run-rate envisioned in our long-term strategic plan,” said Gaby Waisman, President and CEO. “We delivered record sales across several of our product lines, including our front-end chemical metrology solution and our Sentronics dimensional metrology solutions for advanced packaging. These results were supported by broad-based customer demand, continued market share gains, and deeper customer engagement across leading-edge device segments. As a result, we enter the coming quarters with increased visibility, a robust opportunity pipeline, and confidence in our ability to deliver another year of profitable growth”.

2026 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2026. Based on current estimates, management expects:

•	$277 million to $287 million in revenue

•	$2.46 to $2.61 in diluted GAAP EPS

•	$2.70 to $2.85 in diluted non-GAAP EPS

2026 Second Quarter Results

Total revenues for the second quarter of 2026 were $255.0 million, an increase of 8% compared with the first quarter of 2026 and an increase of 16% compared with the second quarter of 2025.

Gross margin in the second quarter of 2026 was 56.5%, compared with 57.7%, in the first quarter of 2026 and 57.8% in the second quarter of 2025.

Operating expenses in the second quarter of 2026 were $68.0 million, compared with $64.9 million in the first quarter of 2026 and $61.6 million in the second quarter of 2025.

On a GAAP basis, the Company reported net income of $75.0 million, or $2.20 per diluted share, in the second quarter of 2026. This is compared with net income of $69.3 million, or $2.04 per diluted share, in the first quarter of 2026, and $68.3 million, or 2.14 per diluted share, in the second quarter of 2025.

On a non-GAAP basis, the Company reported net income of $86.5 million, or $2.51 per diluted share, in the second quarter of 2026. This is compared with net income of $ 80.3 million, or $2.33 per diluted share, in the first quarter of 2026, and $70.4 million, or $2.20 per diluted share, in the second quarter of 2025.

Conference Call Information

Nova will host a conference call today, August 06, 2026, at 8:30 a.m. Eastern Time, to discuss the Company’s second quarter of 2026 financial results and outlook. To attend the conference call, please dial one of the following teleconference numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from August 6, 2026, at 11:30 a.m. Eastern Time until August 13, 2026. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-855-669-9658
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 2662167
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, inventory step-up, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of debt issuance costs, discrete tax reserve release, net and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: risks related to information technology security threats, sophisticated computer crime, and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure; risks related to the use of artificial intelligence technologies; challenges related to implementing our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including Israel’s conflicts with certain parties in the region; risks related to our convertible senior notes and capped call transactions; currency fluctuations and quarterly fluctuations in our operating results; and risks related to additional costs and expenses if there is a change in our status as a foreign private issuer. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 17, 2026. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	June 30,	December 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	124,846	214,462
Short-term interest-bearing bank deposits	397,082	512,250
Marketable securities	499,071	321,798
Trade accounts receivable, net	210,279	151,929
Inventories	185,273	183,671
Other current assets	36,309	26,692
Total current assets	1,452,860	1,410,802
Non-current assets
Marketable securities	685,471	584,731
Interest-bearing bank deposits and restricted deposits	11,747	12,508
Deferred tax assets	36,775	38,819
Operating lease right-of-use assets	56,706	57,731
Property plant and equipment, net	98,753	102,625
Intangible assets, net	39,974	45,819
Goodwill	88,743	90,807
Other long-term assets	18,350	16,704
Total non-current assets	1,036,519	949,744
Total assets	2,489,379	2,360,546
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	733,588	-
Trade accounts payable	66,782	46,982
Deferred revenues	45,945	67,163
Operating lease current liabilities	10,067	8,204
Other current liabilities	80,183	102,186
Total current liabilities	936,565	224,535
Non-current liabilities
Convertible senior notes, net	-	731,680
Operating lease long-term liabilities	59,843	59,271
Long-term deferred tax liability	8,678	10,221
Other long-term liabilities	19,074	16,591
Total non-current liabilities	87,595	817,763
Shareholders' equity	1,465,219	1,318,248
Total liabilities and shareholders' equity	2,489,379	2,360,546

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenues:
Products	201,472	177,829	387,735	351,771
Services	53,486	42,160	102,531	81,574
Total revenues	254,958	219,989	490,266	433,345
Total cost of revenues	110,797	92,743	210,417	183,796
Gross profit	144,161	127,246	279,849	249,549
Operating expenses:
Research and development, net	39,257	35,446	76,340	68,680
Sales and marketing	21,333	19,861	41,597	39,649
General and administrative	7,386	6,296	14,891	12,345
Total operating expenses	67,976	61,603	132,828	120,674
Operating income	76,185	65,643	147,021	128,875
Financing income, net	12,920	15,177	25,968	28,114
Income before taxes on income	89,105	80,820	172,989	156,989
Income tax expenses	14,095	12,529	28,720	23,875
Net income for the period	75,010	68,291	144,269	133,114

Earnings per share:
Basic	2.36	2.32	4.54	4.54
Diluted	2.20	2.14	4.24	4.17

Shares used in calculation of earnings per share (in thousands):
Basic	31,800	29,422	31,810	29,315
Diluted	34,450	32,053	34,460	32,030

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Cash flows from operating activities:
Net income	75,010	68,291	144,269	133,114
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,688	3,242	7,184	6,328
Amortization of intangible assets	2,299	2,228	4,614	4,044
Amortization of premium and accretion of discount on marketable securities, net	(1,410)	(1,345)	(2,667)	(2,888)
Amortization of debt issuance costs	958	278	1,908	568
Share-based compensation	6,764	6,257	14,069	12,633
Net effect of exchange rate fluctuation	(807)	(11,179)	(752)	(15,056)
Changes in assets and liabilities:
Trade accounts receivable, net	(33,760)	(8,995)	(59,373)	6,480
Inventories	(7,159)	(6,295)	(3,073)	(15,394)
Other current and long-term assets	(5,291)	7,158	(14,784)	(5,930)
Deferred tax, net	1,575	(3,508)	954	(6,144)
Operating lease right-of-use assets	53	(2,359)	1,009	(1,881)
Trade accounts payable	12,048	(1,674)	19,356	(1,717)
Deferred revenues	(3,811)	(4,992)	(23,484)	(12,431)
Operating lease liabilities	2,374	5,230	2,451	4,368
Other current and long-term liabilities	(11,878)	(7,054)	(10,960)	7,761
Accrued severance pay, net	265	378	274	355
Net cash provided by operating activities	40,918	45,661	80,995	114,210
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	(4,658)	-	(56,355)
Change in short-term and long-term interest-bearing bank deposits	(63,987)	2,157	116,228	(129)
Investment in marketable securities	(364,260)	(74,529)	(494,583)	(156,799)
Proceeds from maturity of marketable securities	92,735	51,092	214,616	130,160
Purchase of property and equipment	(2,494)	(2,738)	(6,543)	(11,595)
Net cash provided by (used in) investing activities	(338,006)	(28,676)	(170,282)	(94,718)
Cash flows from financing activities:
Purchases of treasury shares	-	-	-	(20,002)
Net cash used in financing activities	-	-	-	(20,002)
Effect of exchange rate fluctuations on cash and cash equivalents	118	2,841	(647)	3,612
Changes in cash and cash equivalents and restricted cash	(296,970)	19,826	(89,934)	3,102
Cash and cash equivalents and restricted cash -beginning of period	421,816	141,055	214,780	157,779
Cash and cash equivalents and restricted cash - end of period	124,846	160,881	124,846	160,881

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2026	March 31, 2026	June 30, 2025
GAAP gross profit	144,161	135,688	127,246
Stock-based compensation*	1,923	2,072	1,769
Amortization of acquired intangible assets	2,105	2,119	2,039
Acquisition related inventory step-up	-	-	910
Non-GAAP gross profit	148,189	139,879	131,964
GAAP gross margin as a percentage of revenues	57%	58%	58%
Non-GAAP gross margin as a percentage of revenues	58%	59%	60%

GAAP operating income	76,185	70,836	65,643
Stock-based compensation*	6,764	7,305	6,257
Acquisition related inventory step-up	-	-	910
Amortization of acquired intangible assets	2,299	2,315	2,228
Non-GAAP operating income	85,248	80,456	75,038
GAAP operating margin as a percentage of revenues	30%	30%	30%
Non-GAAP operating margin as a percentage of revenues	33%	34%	34%

GAAP net income	75,010	69,259	68,291
Stock-based compensation*	6,764	7,305	6,257
Acquisition related inventory step-up	-	-	910
Amortization of acquired intangible assets	2,299	2,315	2,228
Amortization of debt issuance costs	958	950	278
Revaluation of operating lease and intercompany loans	3,398	2,540	(6,955)
Tax effect of non-GAAP adjustments	(1,970)	(2,104)	(609)
Non-GAAP net income	86,459	80,265	70,400

GAAP basic earnings per share	2.36	2.18	2.32
Non-GAAP basic earnings per share	2.72	2.52	2.39

GAAP diluted earnings per share	2.20	2.04	2.14
Non-GAAP diluted earnings per share	2.51	2.33	2.20

Shares used for calculation of earnings per share (in thousands):
Basic	31,800	31,790	29,422
Diluted	34,450	34,439	32,053

* Stock-based compensation for the three months ended June 30, 2026, included in - Cost of revenues – 1,923; Research and development, net – 2,770; Sales and marketing - 1,525; General and administrative - 546.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF THIRD QUARTER 2026
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	2.46	2.61
Estimated non-GAAP items:
Stock-based compensation	0.19	0.19
Amortization of acquired intangible assets	0.07	0.07
Amortization of debt issuance costs	0.03	0.03
Tax effect of non-GAAP adjustments	(0.05)	(0.05)
Estimated non-GAAP net income per diluted share	2.70	2.85